FOIA CONFIDENTIAL TREATMENT

REQUESTED BY MAP PHARMACEUTICALS, INC PURSUANT TO RULE 83

140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
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March 30, 2012	Chicago	Paris
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VIA EDGAR Securities and Exchange Commission Division of Corporation Finance	Houston	Silicon Valley
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Milan

100 F Street, N.E.

Washington, D.C. 20549

c/o: Ibolya Ignat, Staff Accountant and

Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	MAP Pharmaceuticals, Inc
Form 10-K for the Year Ended December 31, 2010 (the “10-K”)
Filed on March 4, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011 (the “10-Q”)
Filed on May 6, 2011
File No. 001-33719

Ladies and Gentlemen:

On behalf of MAP Pharmaceuticals, Inc. (“MAP” or the “Company”), the undersigned submits this letter for the consideration of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in light of the telephone conversation with the Staff on March 1, 2012 regarding the accounting treatment for a license granted by the Company pursuant to a Collaboration Agreement with Allergan, Inc. and Allergan USA, Inc. (“Allergan” and the “Collaboration Agreement,” respectively) and disclosed in the 10-K and the 10-Q. References to “we,” “us” and “our” in this letter refer to the Company.

Based on the conversation with the Staff on March 1, 2012, we understand that the Staff’s position with respect to the $60 million upfront payment received by the Company for the license granted under the Collaboration Agreement is that such license does not have standalone value. The Company has developed a potential alternative accounting approach for the upfront payment for the consideration of the Staff based on the assumption that the license does not have standalone value. In light of the upcoming deadline for filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, the Company would greatly appreciate any feedback that the Staff would be willing to provide with respect to this approach.

CONFIDENTIAL TREATMENT

REQUESTED BY MAP PHARMACEUTICALS, INC

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY MAP PHARMACEUTICALS, INC PURSUANT TO RULE 83

March 30, 2012

As set forth in prior correspondence with the Staff, the Company identified the following deliverables under the Collaboration Agreement that are not otherwise substantive milestones or contingent deliverables:

	Deliverable	Timing of Delivery
1	[*]	[*]
2	[*]	[*]
3	[*]	[*]
4	[*]	[*]
5	[*]	[*]

Using the criteria set forth in ASC 605-25-25-5(a), the Company initially identified factors supporting standalone value for the License and other deliverables. However, the Staff has communicated to the Company its determination that the License deliverable does not have standalone value, based on contractual limitations in the Collaboration Agreement that restrict Allergan from using the License for its intended purpose without other deliverables from the Company. For example, the Staff pointed out that the Company provided to Allergan a license to intellectual property to commercialize LEVADEX without the ability to use the intellectual property to develop LEVADEX.

Based on the assumption that the License does not have standalone value, the Company considered whether the License combined with the next set of deliverables (NDA Process and Manufacturing Process) would have standalone value when delivered, i.e., at the time LEVADEX is initially approved by the FDA. The Company determined that this combined deliverable would not have standalone value, because Allergan cannot utilize the combined deliverable for its intended purpose without the Company’s continued participation in the final deliverable (Committee Participation). The Collaboration Agreement requires substantial participation by the Company in all committees through the term of the agreement and we consider the nature of the Company’s involvement in these committees to be a participatory obligation. In its analysis, the Company combined the joint committees into a single Committee Participation deliverable. As an example of the nature of the committees, the Joint Commercialization Committee (JCC) requires the Company to participate with Allergan in all commercial activities relating to the collaboration. The JCC’s responsibilities include making decisions relating to the commercialization of the product, including pricing decisions, marketing and promotional strategy, market research, labeling, product positioning and product profile.

[*] = CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)

CONFIDENTIAL TREATMENT

REQUESTED BY MAP PHARMACEUTICALS, INC

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY MAP PHARMACEUTICALS, INC PURSUANT TO RULE 83

March 30, 2012

Additional details of the operational and decision making activities of the JCC were provided by the Company in prior correspondence with the Staff. The other committees are the Joint Steering Committee, the Product Development Committee and the Medical Affairs Committee.

The Company believes that if the License does not have standalone value, it must be combined with all the remaining deliverables because the License would not be fully delivered for its intended purpose unless the Company continues to perform its committee obligations. Accordingly, all of the deliverables would then be treated as a single unit of accounting and the $60 million upfront payment would be amortized beginning with the delivery of the first deliverable and continue through the end date of the deliverable with the longest term. The Committee Participation deliverable has the longest obligation period, requiring the Company’s participation throughout the term of the Collaboration Agreement. The term of the Collaboration Agreement as stated in Section 16.1 thereof is the later of (a) December 31, 2025, and (b) the date that the last MAP Patent Right covering Product in the Territory expires. The date that the last MAP Patent Right covering Product in the Territory expires is 2028.

If the Company were to treat the deliverables as a single unit of accounting, then the Company would amortize the $60 million upfront payment ratably over the full term of the Collaboration Agreement. The following Revenue Amortization Table illustrates the revenue that would be recognized in 2011 and beyond:

2011
Q1	Q2	Q3	Q4	2011	2012 - 2028	Total
$558,140	$837,209	$837,209	$837,209	$3,069,767	$56,930,233	$60,000,000

The Company also reviewed the Collaboration Agreement for additional deliverables. As discussed in a prior correspondence with the Staff, the Company and Allergan have agreed to jointly develop LEVADEX for two additional indications following initial FDA approval of LEVADEX. As these deliverables are contingent upon future events, including the initial FDA approval of LEVADEX, the Company did not factor these deliverables into the revenue recognition analysis for the $60 million upfront payment.

CONFIDENTIAL TREATMENT

REQUESTED BY MAP PHARMACEUTICALS, INC

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY MAP PHARMACEUTICALS, INC PURSUANT TO RULE 83

March 30, 2012

Assuming this revenue recognition approach is adopted, the Company would disclose the following in the Company’s 10-Q (and other Quarterly Reports on Form 10-Q for quarterly periods in fiscal year 2011) and 10-K, Note 2 Summary of Significant Accounting Policies, Revenue Recognition:

Revenue Recognition

We recognize revenue when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the fee is fixed or determinable; and collectability is reasonably assured.

Collaboration revenue, which is earned under license agreements with third parties, may include nonrefundable license fees, cost reimbursements and contingent milestones.

Before January 1, 2011, we evaluated license arrangements with multiple elements in accordance with Accounting Standards Codification, or ASC, 605-25 Revenue Recognition – Multiple-Element Arrangements. In October 2009, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2009-13 Revenue Arrangements with Multiple Deliverables, or ASU 2009-13, which amended the accounting standards for certain multiple element revenue arrangements to:

•	provide updated guidance on whether multiple elements exist, how the elements in an arrangement should be separated, and how the arrangement consideration should be allocated to the separate elements;

•

require an entity to allocate arrangement consideration to each element based on a selling price hierarchy, also called the relative selling price method, where the selling price for an element is based on vendor-specific objective evidence (“VSOE”), if available; third-party evidence (“TPE”), if available and VSOE is not available; or the best estimate of selling price (“ESP”), if neither VSOE nor TPE is available; and

•	eliminate the use of the residual method and require an entity to allocate arrangement consideration using the selling price hierarchy.

The revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for that element.

On January 1, 2011, we adopted ASU 2009-13 on a prospective basis. The new accounting standard for revenue recognition, if applied in the same manner to the year ended December 31, 2010, would not have any impact to total revenue and deferred revenue for that fiscal year as we did not have any collaboration revenue in fiscal 2010 or any deferred revenue as of December 31, 2010. The new accounting guidance for revenue recognition is not expected to have a significant effect on total net revenue in periods after initial adoption, although the impact on the timing of revenue will vary depending on the evaluation of the elements of any new arrangements.

VSOE is based on the price charged when the element is sold separately and is the price actually charged for that deliverable. We typically are not able to establish VSOE for the elements of a license arrangement because each arrangement is unique, an arrangement typically consists of multiple elements and we have limited history of entering into license arrangements.

When VSOE cannot be established, we attempt to establish the selling price of the elements of a license arrangement based on TPE. TPE is determined based on a competitor’s price for similar deliverables when sold separately. We typically are not able to determine TPE for license arrangements, as they contain a significant level of differentiation such that the comparable pricing of a competitor’s license arrangement with similar functionality cannot be obtained, and we are therefore unable to reliably determine what a similar competitor’s license arrangement’s selling price would be on a stand-alone basis.

When we are unable to establish the selling price of an element using VSOE or TPE, we use the ESP in our allocation of the upfront payment. The objective of the ESP is to determine the price at which we would transact a sale if the element of the license arrangement were sold on a stand-alone basis.

Our process for determining ESPs involves management’s judgment. Our process considers multiple factors such as discounted cash flows, estimated direct expenses and other costs and available data, which may vary over time, depending upon the circumstances, and relate to each deliverable. If the estimated obligation period of one or more deliverables should change, the future amortization of the revenue would also change. We regularly review ESP and maintain internal controls over the establishment and updates of the estimates.

CONFIDENTIAL TREATMENT

REQUESTED BY MAP PHARMACEUTICALS, INC

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY MAP PHARMACEUTICALS, INC PURSUANT TO RULE 83

March 30, 2012

The Allergan Agreements entered into in February 2011 contain multiple elements, including a license to commercialize our product candidate, regulatory approval and manufacturing for our product candidate, and various committee participations. An upfront payment of $60 million was received upon execution of the Allergan Agreements. In accordance with ASU 2009-13, we evaluated whether there is stand-alone value for the deliverables. Because we determined that the license and other non-contingent deliverables did not have stand-alone value, they do not meet the separation criteria resulting in these deliverables to be considered a single unit of account. As a result, the upfront payment received is deferred and will be recognized on a straight-line basis over the term of the Allergan Agreements, which represents the estimated obligation period.

Recognition of Milestone Payments:

As discussed in prior communication with the Staff, the Company recognizes milestone payments under the following policy:

We recognize a contingent milestone payment as revenue in its entirety upon our achievement of the milestone. A milestone is substantive if the consideration earned from the achievement of the milestone (i) is consistent with performance required to achieve the milestone or the increase in value to the delivered item, (ii) relates solely to past performance and (iii) is reasonable relative to all of the other deliverables and payments within the arrangement.

During the third quarter ended September 30, 2011, the FDA accepted for filing our LEVADEX NDA. As a result, pursuant to the terms of our Collaboration Agreement with Allergan, we received a milestone payment of $20.0 million from Allergan. We have determined that the achievement of this milestone was substantive and we recorded the $20.0 million milestone payment as collaboration revenue on our condensed consolidated statements of operations for the three months ended September 30, 2011.

In addition to the $20 million milestone described above, the Company may achieve the following additional milestones in the future. The Company will evaluate the revenue recognition for each milestone at the time such milestone is achieved:

Milestone Event	Payment
First Commercial Sale of Product for the Initial Indication	$50,000,000
If ALLERGAN exercises its option under Section 2.4, the first Regulatory Approval of an New Drug Submission or equivalent by Health Canada for Product for the Initial Indication	$2,000,000
Achievement of FDA-approved Product labeling in the United States that [*]	$15,000,000
Achievement of FDA-approved Product labeling in the United States [*]	$10,000,000

[*] = CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)

CONFIDENTIAL TREATMENT

REQUESTED BY MAP PHARMACEUTICALS, INC

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY MAP PHARMACEUTICALS, INC PURSUANT TO RULE 83

March 30, 2012

The Company requests that the Staff consider the matters set forth in this letter and provide any feedback to the Company on this proposed accounting approach.

* * * * *

In connection with this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned by telephone at (650) 463-3078 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Gregory Chin

Gregory Chin of LATHAM & WATKINS LLP

cc:	Christopher Chai, MAP Pharmaceuticals, Inc.
Charlene Friedman, MAP Pharmaceuticals, Inc.
Michael Swartzburg, MAP Pharmaceuticals, Inc.
Greg Vlahos, PricewaterhouseCoopers
Patrick Pohlen, Latham & Watkins LLP

CONFIDENTIAL TREATMENT

REQUESTED BY MAP PHARMACEUTICALS, INC